Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,					Nine months ended September 30,
(in million, except ratios)	2011	2012	2013	2014	2015	2016

Fixed charges:
Interest expensed	$2,355	$2,500	$2,553	$2,579	$2,820	$2,407
Interest capitalized	277	238	197	204	331	153
Interest expensed & capitalized	2,632	2,738	2,750	2,783	3,151	2,560
Preferred stock dividend requirements of subsidiaries	18	18	48	53	47	37
Total fixed charges	2,650	2,756	2,798	2,836	3,198	2,597

Earnings available for fixed charges:
Earnings from continuing operations before income taxes	1,998	2,037	3,930	4,938	3,170	1,644
Add:
Fixed charges	2,650	2,756	2,798	2,836	3,198	2,597
Dividend income of equity investees	204	369	452	674	480	364
	4,852	5,162	7,180	8,448	6,848	4,605
Less:
Interest capitalized	277	238	197	204	331	153
Preferred stock dividend requirements of subsidiaries	18	18	48	53	47	37
Total earnings available for fixed charges	4,557	4,906	6,935	8,191	6,470	4,415
Ratio of earnings to fixed charges	1.7x	1.8x	2.5x	2.9x	2.0x	1.7x